UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

BROADWAY FINANCIAL CORPORATION
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

111444105
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 12 pages

CUSIP No. 111444105
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Philadelphia Financial Management of San Francisco, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☐ (b)☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,264,083
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,264,083
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,264,083
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.18%
12		TYPE OF REPORTING PERSON (see instructions) IA

Page 2 of 12 pages

CUSIP No. 111444105
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Boathouse Row II, L.P
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☐ (b)☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 985,448
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 985,448
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 985,448
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.26%
12		TYPE OF REPORTING PERSON (see instructions) PN

Page 3 of 12 pages

CUSIP No. 111444105
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Boathouse Row Offshore, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☐ (b)☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 452,156
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 452,156
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 452,156
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.04%
12		TYPE OF REPORTING PERSON (see instructions) CO

Page 4 of 12 pages

CUSIP No. 111444105
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) OC 532 Offshore Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☐ (b)☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 826,479
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 826,479
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 826,479
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.89%
12		TYPE OF REPORTING PERSON (see instructions) CO

Page 5 of 12 pages

CUSIP No. 111444105
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jordan Hymowitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☐ (b)☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,264,083
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,264,083
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,264,083
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.18%
12		TYPE OF REPORTING PERSON (see instructions) IN

Page 6 of 12 pages

Item 1(a).	Name of Issuer:

Broadway Financial Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:
5055 Wilshire Boulevard, Suite 500 Los Angeles, CA 90036

Item 2(a).	Name of Person Filing:

This Schedule 13G is filed on behalf of each of the following persons:

•     Philadelphia Financial Management of San Francisco, LLC

•     Boathouse Row II, L.P.

•     Boathouse Row Offshore, Ltd.

•     OC 532 Offshore Fund, Ltd.

•     Jordan Hymowitz

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

This Schedule 13G relates to the shares of common stock of the Issuer (the “Shares”) held for the accounts of Philadelphia Financial Management of San Francisco, LLC (“PFM”), Boathouse Row II, L.P. (“BRII”), Boathouse Row Offshore, Ltd. (“BRO”), and OC 532 Offshore Fund, Ltd. (“OC 532”).  Philadelphia Financial Management of San Francisco, LLC (“PFM”) is the investment adviser of BRO and OC 532 and the general partner of BRI and BRII and therefore retains voting control and dispositive power of the shares owned by each.  Jordan Hymowitz is the Managing Member and sole owner of PFM.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business office of each Reporting Person is: c/o Philadelphia Financial Management of San Francisco, LLC 450 Sansome Street, Suite 1500 San Francisco, CA 94111

Item 2(c).	Citizenship:

Philadelphia Financial Management of San Francisco, LLC – California, United States

Boathouse Row II, L.P. – Delaware, United States

Boathouse Row Offshore, Ltd. – Cayman Islands

OC 532 Offshore Fund, Ltd. – Cayman Islands

Jordan Hymowitz – California, United States

Item 2(d).	Title of Class of Securities:

Class A Common Stock (“Common Shares” or “Shares”)

Item 2(e).	CUSIP Number: 111444105

Item 3.	If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
	(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Page 7 of 12 pages

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount Beneficially Owned:

As of December 31, 2021, each of the Reporting Persons may be deemed the beneficial owner of 2,264,083 Shares, representing 5.18% of the Shares outstanding as of November 12, 2021. 985,448 Shares are held for the account of BRII representing 2.26% of the Shares outstanding as of November 12, 2021.  452,156 Shares are held for the account of BRO representing 1.04% of the Shares outstanding as of November 12, 2021. 826,479 Shares are held for the account of OC 532 representing 1.89% of the Shares outstanding as of November 12, 2021.

	(b)	Percent of Class: 5.18% (based on 43,674,026 shares outstanding as of November 12, 2021, as reported by the Issuer on Form 10-Q, filed November 15, 2021).
	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote: 0
		(ii)	shared power to vote or to direct the vote: 2,264,083
		(iii)	sole power to dispose or to direct the disposition of: 0
		(iv)	shared power to dispose or to direct the disposition of: 2,264,083

Page 8 of 12 pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See disclosure in Items 2 and 4 hereof.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect for the time being.

Page 9 of 12 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022
Philadelphia Financial Management of San Francisco, LLC
By: /s/ Gerard Moore
Gerard Moore, Authorized Signatory

Boathouse Row II, L.P.
By: /s/ Gerard Moore
Gerard Moore, Authorized Signatory

Boathouse Row Offshore Fund, Ltd.
By: /s/ Gerard Moore
Gerard Moore, Authorized Signatory

OC 532 Offshore Fund, Ltd.
By: /s/ Gerard Moore
Gerard Moore, Authorized Signatory

Jordan Hymowitz
By: /s/Jordan Hymowitz

Page 10 of 12 pages

EXHIBIT INDEX

EXHIBIT A        Joint Filing Agreement, dated as of February 14, 2022, by and among the Reporting Persons.

Page 11 of 12 pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Class A Common Stock of Broadway Financial Corporation dated as of February 14, 2022 is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: February 14, 2022
Philadelphia Financial Management of San Francisco, LLC
By: /s/ Gerard Moore
Gerard Moore, Authorized Signatory

Boathouse Row II, L.P.
By: /s/ Gerard Moore
Gerard Moore, Authorized Signatory

Boathouse Row Offshore Fund, Ltd.
By: /s/ Gerard Moore
Gerard Moore, Authorized Signatory

OC 532 Offshore Fund, Ltd.
By: /s/ Gerard Moore
Gerard Moore, Authorized Signatory

Jordan Hymowitz
By: /s/Jordan Hymowitz

Page 12 of 12 pages